UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Gores Technology Partners II, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

38287L107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38287L107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores Technology Partners Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,425,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,425,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,425,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 11,425,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Gores Technology Partners II, Inc. (the “Issuer”) acquirable upon conversion of 11,425,000 shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”) of the Issuer.

CUSIP No. 38287L107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,425,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,425,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,425,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of 11,425,000 shares of Class A Common Stock acquirable upon conversion of 11,425,000 shares of Class F Common Stock owned directly by Gores Technology Partners Sponsor II LLC (the “Sponsor”). AEG Holdings, LLC (“AEG”) is the managing member of Sponsor and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly thereby.

CUSIP No. 38287L107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,425,000(1)
	7	0
	8	SHARED DISPOSITIVE POWER 11,425,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,425,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 11,425,000 shares of Class A Common Stock acquirable upon conversion of 11,425,000 shares of Class F Common Stock owned directly by Sponsor. Alec Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly by Sponsor.

CUSIP No. 38287L107

Item 1.	(a) Name of Issuer

Gores Technology Partners II, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

6260 Lookout Road

Boulder, CO 80301

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Gores Technology Partners Sponsor II LLC (“Sponsor”), (ii) AEG Holdings, LLC, the managing member of Sponsor (“AEG”), and (iii) Alec Gores, the managing member of AEG (“Mr. Gores” and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c)	Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e)	CUSIP Number

38287L107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The following information is provided as of December 31, 2021:

Sponsor has shared voting and shared dispositive power with respect to 11,425,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 11,425,000 shares of Class F Common Stock, par value $0.0001 per share, of the Issuer (“Class F Common Stock”) held directly by Sponsor. The shares of Class F Common Stock are convertible into shares of Class A Common Stock of the Issuer at any time at the option of the holder on a one-for-one basis and will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, in each case, subject to adjustment. AEG has shared voting and shared dispositive power with respect to 11,425,000 shares of Class A Common Stock

CUSIP No. 38287L107

acquirable by Sponsor upon conversion of 11,425,000 shares of Class F Common Stock of the Issuer held directly by Sponsor. Mr. Gores has shared voting and shared dispositive power with respect to 11,425,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 11,425,000 shares of Class F Common Stock held directly by Sponsor.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2021:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 11,425,000 shares of Class A Common Stock.

(ii)	AEG is the beneficial owner of 11,425,000 shares of Class A Common Stock.

(iii)	Mr. Gores is the beneficial owner of 11,425,000 shares of Class A Common Stock.

(b)	Percent of class:

(i)	19.9% for Sponsor;

(ii)	19.9% for AEG; and

(iii)	19.9% for Mr. Gores.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 46,080,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 15, 2021.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for AEG; and

0 shares for Mr. Gores.

(ii)	shared power to vote or to direct the vote of:

11,425,000 shares for Sponsor;

11,425,000 shares for AEG; and

11,425,000 shares for Mr. Gores.

(iii)	sole power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for AEG; and

0 shares for Mr. Gores.

CUSIP No. 38287L107

(iv)	shared power to dispose or to direct the disposition of:

11,425,000 shares for Sponsor;

11,425,000 shares for AEG; and

11,425,000 shares for Mr. Gores.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 38287L107

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

GORES TECHNOLOGY PARTNERS SPONSOR II LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

CUSIP No. 38287L107

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Gores Technology Partners Sponsor II LLC	6260 Lookout Road Boulder, CO 80301	Delaware limited liability company

AEG Holdings, LLC	6260 Lookout Road Boulder, CO 80301	Delaware limited liability company

Alec Gores	c/o AEG Holdings, LLC 6260 Lookout Road Boulder, CO 80301	United States citizen